
TEMPLE I
2200-2202 N. 11th STREET

TEMPLE I

PHILADELPHIA

Temple University Student Housing


TENANT
2200

TEMPLE I

2200-2202 N. 11th STREET

17-bed smart home building

Opening in Fall 2020

AI-powered VIP concierge

24/7 iPhone Security

Investment Highlights

5 MINUTES TO CLASS

Just blocks from the classroom, students enjoy easy access to Temple University in as little as 5 minutes by foot.

STRONG LOCATION

Steps from class, 9 minutes from Downtown, and 1.5 miles from Fishtown, America's hottest real estate neighborhood, per Forbes.

BOOMING MARKET

North Central Philadelphia offers an urban experience with many parks, bars, restaurants, and coffee shops—all right near Temple University.

DEVELOPMENT SITE


TEMPLE

- Phase I of 106-bedroom development
- 2 blocks from Temple U station
- 3 blocks from classroom
- 10-year tax abatement

Press Highlights


Forbes

106,592 views | May 2, 2018, 9:52 pm

How Fishtown, Philadelphia Became America's Hottest New Neighborhood

Peter Lane Taylor Contributor

PHOTO BY PETER LANE TAYLOR

Every Friday afternoon at 5:30 pm the doors of "the El"—one of America's oldest elevated subways—swoosh open at Girard and Berks


The Inquirer

Unlimited Access

Log In

Developer Blumenfeld targets July for North Broad Street office-and-apartment tower groundbreaking

by Jacob Adelman, Updated: April 11, 2019 - 1:54 PM

AOS ARCHITECTS

Developer Eric Blumenfeld is aiming to break ground in July on a 30-story North Broad Street tower with offices, apartments and a fitness club that he hopes to cap with digital screens featuring animated versions of the famous mural next door.


PHILLY VOICE

News

News

Temple receives record number of freshman applications yet again

Students walk along Temple University's Liacouras Walk.

THOM CARROLL/PHILLYVOICE

BY JERRY GAUL

PhillyVoice Contributor

UPDATED MAR 05, 2017 AT 02:18 PM


TEMPLE
2200-2202 N. 11th Street

CAMPUS MEETS CITY

Close to downtown Philadelphia, Temple University offers students a campus experience in the heart of the city. History, museums, and academics are a few of the reasons attendance has been growing to record levels.

Area: Temple University



10 mins drive to City Center
The Liacouras Center
Recreation Complex
Cecil B. Moore
The Fresh Grocer
City Market
SEPTA Broad st Line
Susquehanna - Dauphin
Fox School of Business
Cecil B. Moore Ave
Samuel Paley Library
Tomlinson Theater
Philadelphia Military Academy
College of Liberal Arts
College of Music and Dance
College of Engineering
Blackhawks Athletic Club
TEMPLE I
SEPTA Regional Rail
Temple University
9 mins train ride to Market St. Train Station

Location: Temple University


TEMPLE
UNIVERSITY


TEMPLE
2200-2202 N. 11th Street

PHILLY:

The birthplace of America


110


PHILADELPHIA · STOCK · EXCHANGE

PHILADELPHIA

6th-Largest City in the US

Housing up **200% since 2000**

The birthplace of **America**

Over **41M** tourist visits/year


SPORTS
Home of the 2018 Super Bowl Champions


LIBERTY BELL
Iconic symbol of American Independence since 1776


ZOO
Oldest zoo in the US
PHILADELPHIA ZOO


ART MUSEUM
One of the largest in the world


INDEPENDENCE HALL
America's Birthplace


ROCKY
Historic Film Site


TEMPLE

PHILADELPHIA CONNECTIVITY


INDEGO
BIKE
5 min walk to station
20 min to Center City
Indego


BUS
1 min walk to station
20 min to Center City


LYFT
lyft
Partnership provides discounted rides for tenants


CAR
10 min drive to Center City


AMTRAK
SEPTA
7 min walk to station
6 min to Center City


SPIN
SCOOTERS
3 min ride to campus


TEMPLE

WHY TEMPLE STUDENT HOUSING?



TEMPLE U DEVELOPMENT BOOM

- **Top 15 school** in the US
- Record **breaking enrollment** since '13
- **90%+** off-campus student housing
- **95%+** occupancy


TEMPLE

TEMPLETOWN RENTAL MARKET

North Philadelphia Rentals

$969

Class A rent list price per bed

$1.75

Rent list price per sq. ft.


North Philadelphia Class A Rent Index
Student Housing per Bed
$1,000
$875
$750
$625
2011
2012
2013
2014
2015
2016
2017
2018
2019

Templetown Rental Market

AVERAGE STUDENT HOUSING ASKING RENT PRICE PER BED



$969
CLASS A



$783
CLASS B


TENANT

$825
TEMPLE I


TEMPLE

PHILADELPHIA LEASING ABSORPTION

Overall **50-basis points** YOY (March 19) increase in occupancy to **95.7%** for new developments.





Student housing comparables near Temple University were at **100% occupancy*** at the start of the previous school year.

Supporting data upon request

COMPS


TEMPLE I: COMPS

1536 N Carlisle Street

COMPARABLE





27-Bed Apartment Building

Opened in 2014

0.1 Miles from Temple University

Renting at $800 per bed


TEMPLE I. COMPS

1417 North 15th Street

COMPARABLE





144-Bed Apartment Building

Opened in 2012

0.3 Miles from Temple University

Renting at $850 per bed


TEMPLE
DELI SANDWICHES
HOT
FOOD

Diamond Green

COMPARABLE





350-Bed Apartment Building

Opened in 2012

Class B property

Renting at $850 per bed


TEMPLE

The Nest

COMPARABLE





405-Bed Apartment Building

Opened in 2019

0.7 Miles from Temple University

Starting at $1,050 per bed

Competitive Set


$1,200
$1,000
$800
$600
$400
Rent per Bed
Diamond Green
1516 N 15th Street
TEMPLE I
The Greenery
The Nest
The View at Montgomery
Building

TEMPLE

DEVELOPMENT TIMELINE

Feb., 2018 — **CLOSING**

PERMITS — Dec., 2019

January, 2020

BREAKING GROUND

CONSTRUCTION COMPLETION

October, 2020

December, 2020

STABILIZATION


TEMPLE

DEVELOPER TRACK RECORD

BUILDER & PROJECT MANAGER


PB+DC

PB+DC

PB+DC is a Philly-based development **company,** specializing in high end residencies.


1508-12 Ridge Ave
Philadelphia


1719-1725 Erdman St
Philadelphia
ERDMAN ST. ELEVATION


745-751 N 20th St
Philadelphia


1438-40 S 20th St
Philadelphia

Track Record


A
B
C

100+
Total Units

$15M
Total Costs

$1.27M
Total Profits

27.7%
Average Returns

**Full track record available upon request.*


TEMPLE

OUR TEAM

Team



Philip Michael

Founder, NYCE/MFP

Founder, NYCE
Bestselling author
Harvard University



Matt Shapson

Development Partner

Founder, PBDC



Michael Hallett

Project/ Construction Manager

Founder, PBDC

STAY IN TOUCH WITH US

Philip Michael
Founder, NYCE/MFP
phil@nyeg.co

Michael Hallett
Project Manager
mikeh@pbdconcepts.com